Exhibit 99.1

InterOil Announces Q1 2016 Results

SINGAPORE and PORT MORESBY, Papua New Guinea, May 13, 2016 /PRNewswire/ --

Highlights

  Elk-Antelope appraisal to finish 2016, FEED 2017, construction 2018
  Antelope-4, 5 and 6 appraisal complete; decision pending on Antelope-7
  Credit facility increased to $400 million and extended to end of 2017
  Provides funding flexibility beyond the certification process with Total

InterOil Corporation ("InterOil", NYSE: IOC; POMSoX: IOC) today updated its operations and financial results for the first quarter ending March 31, 2016.

PRL 15 Joint Venture Update

The PRL 15 joint venture, operated by Total SA of France, is nearing the final stages of the Elk-Antelope appraisal program. The Papua LNG project's basis of design work is expected to progress to front-end engineering and design work in 2017.

During a visit to Papua New Guinea in mid-April, Total indicated that the Papua LNG Project remained a top priority for the Company with construction planned to start in 2018, creating with it about 10,000 jobs.

InterOil Chief Executive Dr Michael Hession said: "We continue to make significant progress executing our strategy and advancing the development of the Elk-Antelope fields.

"InterOil is poised to benefit from development of the Papua LNG Project and to monetize InterOil's assets for the benefit of all InterOil shareholders."

Recent Antelope appraisal work encouraging

In early 2016, an extended well test of Antelope-5 flowed a total volume of 760 million standard cubic feet of gas (mmscf) over 14 days and then was shut-in for 16 days to record the subsequent pressure build-up. The well flowed at over 57 million standard cubic feet gas per day (mmcfpd) for the majority of test through two parallel 48/64" chokes.

Test results supported previous interpretations of excellent reservoir quality and well deliverability.

In addition connectivity between Antelope-5 and Antelope-1 was confirmed.

Significantly, no barrier, such as a western bounding fault, could be seen on the flow test.

Antelope-6 also provided structural control and reservoir definition on the field's eastern flank with the well encountering top reservoir within expectations at about 2,076 meters (6,811 feet) true vertical depth sub-sea (TVDSS).

The presence of about 42 meters (138 feet) of dolomite in the 138 meter (453 feet) reservoir section above the gas-water contact was positive, as was the multi-rate flow test over an interval from 2,076 to 2,142 meters (6,811 to 7,027 feet) TVDSS, which achieved a final stabilized flow rate of 13 mmcfpd over 24 hours through a 40/64" choke.

Gauges in Antelope-5 and Antelope-1 recorded pressure variations during the Antelope-6 flow test, which indicated strong connectivity between these two wells and Antelope-6, 2.5km away.

Strong connectivity is encouraging and supports a simpler and lower cost LNG development.

Antelope-6 reached a total depth of 2,462 meters (8,077 feet) TVDSS.

Site preparation continues at the proposed Antelope-7 well pad for a minimal regret cost.

This preparatory work will facilitate drilling as quickly as possible if the joint venture decides to drill Antelope-7.

The PRL 15 joint venture have held a technical workshop and have agreed to consider a decision on Antelope-7 this quarter. InterOil believes that an Antelope-7 appraisal could assist in identifying additional multi-Tcfe resources on the western flank of the Antelope field.

On completion of the appraisal program, two independent certifiers will take four to six months to determine the resource size. If the joint venture decides not to drill Antelope-7, the certification process would then be implemented with Antelope-6 being the last well in the appraisal program.

Financial summary

Summary of Consolidated Quarterly Financial Results -- Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2016	2015				2014
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Total revenues	921	11,690	11,822	(13,643)	13,215	(13,182)	10,749	13,689
EBITDA (1)	(14,575)	(81,543)	(101,838)	(30,583)	(20,317)	(60,443)	(12,133)	(10,253)
Net (loss)/profit	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(64,205)	(16,930)	52,265
From continuing operations	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(62,474)	(14,622)	(15,765)
From discontinued operations	-	-	-	-	-	(1,731)	(2,308)	68,030
Basic (loss)/earnings per share	(0.34)	(1.69)	(0.29)	(0.66)	(0.44)	(1.30)	(0.34)	1.05
From continuing operations	(0.34)	(1.69)	(0.29)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)
From discontinued operations	-	-	-	-	-	(0.04)	(0.05)	1.36
Diluted (loss)/earnings per share	(0.34)	(1.69)	(2.09)	(0.66)	(0.44)	(1.30)	(0.34)	1.05
From continuing operations	(0.34)	(1.69)	(2.09)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)
From discontinued operations	-	-	-	-	-	(0.04)	(0.05)	1.36

Note: EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".
More details can be found in InterOil's Financial Statements and Management and Discussion Analysis for the quarter ended March 31, 2016 on www.interoil.com .

InterOil recorded a net loss of $17 million for the quarter ending March 2016, compared to a net loss of $21.9 million for the previous corresponding period ending March 2015.

During the quarter, administrative and general expenses increased by $3.9 million, mainly due to the restructuring of operations and corporate functions.

These increases were partly offset by a $16 million decrease in exploration costs as a result of lower exploration seismic activities in the first quarter of 2016, as well as a $5.1 million decrease in finance costs.

As previously announced subsequent to the end of the quarter, InterOil increased its credit facility from $300 million to $400 million and extended the maturity date of the facility to the end of 2017. This proactive step has increased InterOil's financial flexibility to be funded beyond the Elk-Antelope certification process with Total SA.

At the end of the March quarter, InterOil's pro-forma liquidity was $253 million.

As previously advised, InterOil reduced its expected 2016 expenditure guidance to a range of $155 million to $170 million, with most spending focused on the Papua LNG Project.

If Antelope-7 is drilled, InterOil expects to contribute its 36.5% share of the gross well costs. This net cost would be an addition to the 2016 budget estimate.

Conference call information

A conference call will be held on May 13, 2016, at 8:00 a.m. US Eastern time (8:00 p.m. Singapore) to discuss the financial and operating results. The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230 1085 in the US, or +1 (612) 234 9960 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licences covering about 16,000sqkm of the Eastern Papuan Basin. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil Corporation expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular information and statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures. These statements are based on our current beliefs as well as assumptions made by, and information currently available to the company. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the United States Securities and Exchange Commission ("SEC") and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. All forward-looking statements are made as of the date of this release and the fact that this release remains available does not constitute a representation by InterOil that InterOil believes these forward-looking statements continue to be true as of any subsequent date. Actual results may vary materially from the expected results expressed in forward-looking statements. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws. InterOil's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from the company at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com .

Disclosure of oil and gas information

Trillion cubic feet equivalent (Tcfe) may be misleading, particularly if used in isolation. A Tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Well test results should be considered as preliminary and not necessarily indicative of long-term performance or of ultimate recovery. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery.